Exhibit 99.2

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Gammon Gold Inc.
1701 Hollis Street
Suite 400
Halifax, Nova Scotia, B3J 3M8

Item 2	Date of Material Change

November 8, 2010

Item 3	News Release

A Gammon Gold Inc. press release was disseminated over Canada NewsWire on November 8, 2010.

Item 4	Summary of Material Change

Gammon Gold Inc. Reports has announced its third quarter financial results and reports cash flow of $31.2 million (+99% over Q2, 2010) as Ocampo continues to improve.

Item 5	Full Description of Material Change

Gammon Gold Inc. announces its financial results for the three and nine months ended September 30, 2010. All figures reported are in U.S. dollars unless otherwise indicated.

In the third quarter, the Company reported:

  Excluding cash flows of negative $4.0 million related to El Cubo, the Company reported positive cash flow from operations of $35.2 million, or $0.25 per share, as compared to $13.9 million, or $0.11 per share, in the same period in 2009, a $21.3 million, or $0.14 per share improvement.

  Excluding a $4.9 million loss before other items related to El Cubo, earnings before other items were $16.0 million, or $0.12 per share, as compared to a loss before other items of $2.1 million, or $0.02 per share, in the same period in 2009, an $18.1 million, or $0.14 per share improvement.

  Excluding a $5.9 million net loss related to El Cubo, net earnings were $13.4 million, or $0.10 per share, as compared to a net loss of $1.2 million, or $0.01 per share, in the same period in 2009, a $14.6 million, or $0.11 per share improvement.

  On a consolidated basis, positive net free cash flow of $3.9 million as compared to negative net free cash flow of $4.6 million in the same period in 2009, an $8.5 million, or a $0.06 per share improvement.

  Cash costs at Ocampo were $411 per gold equivalent(*) ounce as compared to $406 per gold equivalent(*) ounce for the same period in 2009. Utilizing Ocampo’s silver revenues as a by-product cost credit, third quarter total cash costs were negative $121 per gold ounce sold as compared to a positive $83 per gold ounce sold for the same period in 2009.

  Revenues for the third quarter were $55.5 million as compared to $47.9 million in the same period in 2009. During the quarter the Company realized an average gold and silver price of $1,230 per ounce and $19.19 per ounce, respectively.

  Cash of $107.0 million, a $94.7 million increase in cash on hand since September 30, 2009. The Company’s improved cash flow profile and strengthened Balance Sheet continues to provide management with considerable flexibility in advancing its strategic growth programs.

  As reported on October 12, 2010, production from the Ocampo mine was 48,650 gold equivalent(*) ounces (27,018 gold ounces and 1,189,769 silver ounces) as compared to 41,387 gold equivalent(*) ounces (24,145 gold ounces and 948,263 silver ounces), an 18% improvement over the same period in 2009.

  Margins as a percentage of the average realized gold price in the quarter were 67% at Ocampo as compared to 58% in the same period in 2009, a 9% improvement.

  Based on the positive results reported from the Ocampo mine to date, the Company is reconfirming its 2010 guidance for Ocampo (assuming a gold equivalency rate of 55:1 and a Mexican peso to US dollar exchange rate of 12.5):

  Gold production of 100,000 – 110,000 ounces;

  Silver production of 4,400,000 – 4,950,000 ounces;

  Gold equivalent production of 180,000 – 200,000 ounces; and

  Total cash costs per gold equivalent ounce of $410 - $435, reduced from $425-$450.
  On November 5, 2010, the Company announced that it had negotiated an expanded credit facility of up to a $100 million revolving line of credit that will be provided equally by The Bank of Nova Scotia and Société Générale. The facility will mature 36 months from the date of closing. Interest payable is based on LIBOR plus a margin of between 3.25-3.75%.

(*) Gold equivalent ounces include silver ounces produced and converted to a gold equivalent, based on the Company’s long-term gold equivalency ratio of 55:1

Item 6	Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Rene Marion
President & Chief Executive Officer
Gammon Gold Inc.
Tel: 902-468-0614

Item 9 Date of Report

November 8, 2010